Elliott Opportunity II Corp.

c/o Elliott Investment Management L.P.

Phillips Point, East Tower

777 S. Flagler Drive, Suite 1000

West Palm Beach, FL 33401

April 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Jeffrey Lewis

Kristina Marrone

Ruairi Regan

Mary Beth Breslin

Re:	Elliott Opportunity II Corp.

VIA EDGAR

Re:	Elliott Opportunity II Corp.

Registration Statement on Form S-1

(File No. 333-253328)

Ladies and Gentlemen:

Reference is made to the letter to you dated April 13, 2021 (the “Acceleration Request”), which was sent by Elliott Opportunity II Corp. (the “Company”), to request that the Company’s Registration Statement on Form S-1 (File No. 333-253328) be declared effective at 4:00 p.m., Eastern Time, on April 15, 2021, or as soon thereafter as practicable. We now respectfully withdraw the Acceleration Request.

Sincerely, Elliott Opportunity II Corp.

By:	/s/ Isaac Kim
Isaac Kim